

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

April 21, 2021

Timothy Young
Chief Executive Officer
SunHydrogen, Inc.
10 E. Yanonali St.
Suite 36
Santa Barbara, California 93101

> **Re: SunHydrogen, Inc**
> **Form 10-K for the Fiscal Year Ended June 30, 2020**
> **Filed September 23, 2020**
> **File No. 000-54437**

Dear Mr. Young:

We have completed our review of your filings. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Sincerely,

Division of Corporation Finance
Office of Manufacturing